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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gradient Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4105 Lexington Ave N, Ste 380
(No. and Street)

Arden Hills	MN	55126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay PLLP
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Dr	Minneapolis	MN	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Foley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gradient Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


SHERI J. MUSHEL
Notary Public
State of Minnesota
My Commission Expires
January 31, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRADIENT SECURITIES, LLC

Arden Hills, Minnesota

Financial Statements

December 31, 2015 and 2014

Gradient Securities, LLC

CONTENTS



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
of Gradient Securities, LLC

We have audited the accompanying statements of financial condition of Gradient Securities, LLC, formerly known as SYM Capital Securities, LLC (the Company) as of December 31, 2015 and 2014, and the related statements of operations and members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 25, 2016

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

GRADIENT SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

	2015	2014
ASSETS		
Cash and Cash Equivalents	$ 854,079	$ 769,990
Commissions Receivable ($39,004 and $35,200, respectively, from related party)	222,529	145,614
Accounts Receivable ($4,090 and $26,124, respectively, from related party)	17,998	66,454
Prepaid and Other Current Assets	221,365	227,339
Total Current Assets	1,315,971	1,209,397
Office Equipment, net accumulated depreciation of $52,483 in 2015 and $32,848 in 2014	86,934	104,887
Total Assets	$ 1,402,905	$ 1,314,284
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 24,239	$ 8,283
Commissions Payable	165,988	130,492
Other Current Liabilities and Current Maturities	74,581	90,661
Unearned Commissions and Fees	221,357	159,076
Total Current Liabilities	486,165	388,512
Long-term Liabilities		
Furniture and Fixtures note, net of current maturities	-	25,134
Total Liabilities	486,165	413,646
Members' Equity	916,740	900,638
Total Liabilities and Members' Equity	$ 1,402,905	$ 1,314,284

The accompanying notes are an Integral Part of these Financial Statements.

GRADIENT SECURITIES, LLC

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY

December 31, 2015 and 2014

	2015	2014
REVENUE		
Commissions	$ 8,111,763	$ 7,387,967
Services	485,589	767,212
Other	57,422	59,155
Total Revenue	8,654,774	8,214,334
EXPENSES		
Commission Compensation	6,400,518	5,976,202
Trade Fees	35,858	42,236
Advertising	91,949	105,464
Bad Debt	-	11,367
Bank Charges	20,791	15,950
Professional & Consulting Fees	160,716	162,824
Depreciation	19,634	20,606
Insurance	282,297	206,513
Interest Expense	4,121	3,556
Investment Tools, Technology & Subscriptions	107,118	69,850
Licensing & Regulatory Fees	156,479	152,241
Office Expenses	49,276	46,514
Office Space and Equipment	91,238	40,626
Payroll Tax and Benefits	64,261	70,315
Salary & Wages	1,078,246	1,160,791
Taxes	33,785	1,049
Travel & Entertainment	42,385	34,458
Total Expenses	8,638,672	8,120,562
NET INCOME	16,102	93,772
Members' equity at beginning of year	900,638	806,866
Capital contributions by members	-	-
MEMBERS' EQUITY AT END OF YEAR	$ 916,740	$ 900,638

The accompanying notes are an integral part of these Financial Statements

GRADIENT SECURITIES, LLC
STATEMENTS OF CASH FLOWS
December 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 16,102	$ 93,772
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and Amortization	19,634	20,606
Changes in operating assets and liabilities		
Commissions Receivable	(76,915)	95,690
Accounts Receivable	48,456	3,983
Prepaid and Other Assets	5,974	(91,159)
Accounts Payable	15,956	(5,447)
Commissions Payable	35,496	52,895
Other Liabilities	(16,080)	3,785
Unearned Commissions & Fees	62,281	(34,668)
Net cash provided by operating activities	110,904	139,457
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Equipment	(1,681)	(5,281)
Net cash used for investing activities	(1,681)	(5,281)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on Debt for Furntiture and Fixtures Note	(25,134)	(37,405)
Net cash used for financing activities	(25,134)	(37,405)
NET INCREASE IN CASH	84,089	96,771
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	769,990	673,219
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 854,079	$ 769,990
SUPPLEMENTAL INFORMATION		
Cash Paid for Interest	$ 4,121	$ 3,556
Cash Paid for Taxes	$ 33,785	$ 1,049

The accompanying notes are an integral part of these Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Gradient Securities, LLC (formerly known as SYM Capital Securities, LLC) (the "Company") was formed on April 9, 2003 as an Indiana limited liability company. On January 2, 2004, the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company offers securities, bonds, variable life insurance or annuities, and mutual fund transaction services to its customers through affiliated registered representatives. The Company also receives trailing commissions from transactions entered into during previous fiscal years. In June 2013, the Company received their Series 7 license from FINRA, which allows the Company to sell securities. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3, because of limited business and is not required to make periodic computation of reserve requirements for the exclusive benefit of customers.

In January 2015 the Company received approval and began operations of an integrated Registered Investment Advisory firm primarily doing business under the name Gradient Wealth Management. This line of business offers clients an alternative investment philosophy to invest with third-party money managers under a fee-only basis incorporating a more comprehensive fiduciary regulation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's records are maintained on the accrual basis of accounting, and its financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies adopted by the Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe such contingencies currently exist that will have a material effect on the financial statements.

Revenue Recognition: The Company recognizes revenue in accordance with recognized industry practice. Securities transactions are recorded on a trade date basis. Revenues arising from the sale of variable annuity contracts are recognized when the issuer approves the investment transaction.

Revenue under the investment advisory line of business is recognized and accrued as earned. Fees for these services are earned as a percentage of assets under management over the weighted average period of management. The fees are billed on a quarterly basis at the end of each calendar quarter.

Income Taxes: The Company is a multi-member limited liability company under the Internal Revenue Code with all income tax implications flowing through to each member. Therefore, no provision for income taxes is necessary as the net income or loss of the Company is included in the income tax return of the Company's members. There were no differences between the financial statement basis and tax basis of the Company's assets or liabilities. The Company's tax years 2014, 2013 and 2012 and the twelve months ended December 31, 2015 are open for examination by federal and state taxing authorities.

Primarily due to the multi-member limited liability company tax status, the Company does not have any significant tax uncertainties that would require recognition or disclosure.

Cash and Equivalents: The Company considers cash on hand, deposits with other financial institutions, and short-term investments having an initial maturity of three months or less as cash and cash equivalents.

The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash may exceed amounts insured by the Federal Deposit Insurance Corporation.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk: In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore it has no related off-balance sheet risk.

Advertising: The Company expenses advertising costs when incurred. Total advertising costs were approximately $91,900 and $105,500 for the years ended December 31, 2015 and 2014, respectively.

Office Furniture and Equipment: Equipment is capitalized and stated at cost, net of accumulated depreciation, on the balance sheet. Depreciation is provided over the estimated useful lives. At December 31, 2015 and 2014, property and equipment was made up of computers, computer equipment, office equipment, and office furniture which were being depreciated on a straight-line basis over 3 and 7 years respectively. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Subsequent Events: The Company has evaluated subsequent events through February 25, 2016, the date which the financial statements were available to be issued.

Fair Value of Financial Instruments: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The Company uses a fair value hierarchy that has three levels of inputs, both observable and unobservable, with use of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market or the price of an identical asset or liability. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data for substantially the full term of the asset or liability. Level 3 inputs are unobservable and corroborated by little or no market data. The Company uses valuation techniques in a consistent manner from year-to-year. At the present time, the Company does not have any assets or liabilities that would require fair value recognition or disclosures. The

fair value of financial instruments classified as assets or liabilities, including cash equivalents, accounts and commissions receivable, commissions payable and other current liabilities approximate carrying value, principally because of the short maturities of these items.

Commissions Receivable: The Company maintains commissions receivable on the Statement of Financial Condition in the amounts of $222,529 and $145,614 for the years ended December 31, 2015 and 2014, respectively. These receivables represent a combination of gross dealer concessions from various insurance and investment companies and third-party money managers for advisory services along with amounts due from a related-party insurance company as described in Note 4. The amounts listed represent trades that have been completed and recognized along with fees earned through assets under management as revenue in accordance with the Company's revenue recognition policy. These receivables are not secured and no reserves for bad debt have been established to date, as the management expects to receive all receivables in their entirety.

Commissions Payable: The Company maintains commissions payable on the Statement of Financial Condition in the amounts of $165,988 and $130,492 for the years ended December 31, 2015 and 2014, respectively. These payables represent amounts earned by registered representatives who have submitted completed sales transactions for which they representative has not yet received payment for the commission. The amounts contained in commissions payable are a function of the gross dealer concession (GDC) earned by the Company along with fees earned for assets under management and will vary in amount from 70% - 95% of the GDC depending on the contracted payout level of each individual registered representative.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2015 and 2014, the net capital ratio, net capital and excess net capital are as follows:

	2015	**2014**
Aggregate indebtedness to net capital ratio	1.00:1	1.17:1
Net capital	$485,196	$353,421
Excess net capital	$435,196	$303,421

NOTE 4 – RELATED PARTY TRANSACTIONS

Effective September 1, 2010, Gradient Insurance Brokerage, Inc. and the Company entered into an agreement to distribute a portion of the net commission override earnings of Gradient Insurance Brokerage, Inc. to the Company for an agreed upon percentage of all annuity insurance business conducted through Gradient

Insurance Brokerage, Inc. by a commonly affiliated registered representative of the Company. During 2015 and 2014, this agreement produced income of $307,322 and $362,497, respectively, for the Company, which is included in commissions revenue on the statement of operations. Additionally, $39,004 and $35,200 is included in commissions receivable at December 31, 2015 and 2014, respectively.

The Company entered into a lease agreement with A-Street, LLC, a related party entity, on August 1, 2011, for a fractional use of three corporate owned aircraft that requires monthly payments of $1,548 as of December 31, 2015 and 2014, plus variable use expenses as incurred. The terms of the lease are indefinite in nature and terminable by either party with 30 day notice. The Company recorded $18,578 of travel expense on the statements of operations related to this lease for both the years ended December 31, 2015 and 2014, respectively.

On October 1, 2011, the Company entered into a Membership Agreement with Gradient Financial Group, LLC, an affiliated company, to provide various administrative, marketing and support functions. This agreement is made effective with a one year term and automatic one year term renewals. This agreement is also cancellable at any time by either party with 30 days written notice. The agreement calls for monthly payments toward the membership in an amount of $5,600 as of December 31, 2013. In November of 2014 this contact was renegotiated and reduced to $3,500 monthly. The Company recorded expenses under this agreement of $42,000 and $63,000 for the years ended December 31, 2015 and 2014, respectively. The Company had payables due under this agreement of $14,526 and $966 for the years ended December 31, 2015 and 2014, respectively.

The Company had an agreement with Gradient Insurance Brokerage, Inc., an affiliated company, that required monthly payments of $3,386 for use of office space. As of April 2015, this amount was renegotiated for additional space and increased the monthly payments to $9,009. The Company paid $91,238 and $40,626 in rent to Gradient Insurance Brokerage, Inc. in 2015 and 2014, respectively. Base rent includes routine basic services, real estate taxes, insurance, and common area maintenance charges.

Future minimum lease commitments over the term of the lease are as follows:

Year	Amount
2016	$72,072
Total	$72,072

During 2013 the Company entered into an agreement to with Gradient Advisors, LLC to provide management and various support services. The Company would invoice Gradient Advisors for the fair value of these services on a monthly basis. The Company has revenue in the amount of $337,399 for the year ending December 31, 2014. The Company terminated this agreement in January 2015 when it began its own independent Registered Investment Advisory firm. The Company maintained outstanding receivables as it pertains to this revenue in the amount of $36,124 for the year ended December 31, 2014.

NOTE 5 –DEBT

The Company has a note payable in the amount of $49,574 and $51,022 as of December 31, 2015 and 2014, respectively. This note is listed as Other Current Liabilities on the Statement of Financial Condition as the remaining balance will be entirely paid during 2016. The amount represents a finance agreement that was éstablished to subsidize the annual errors and omissions insurance policy for the Company's registered representatives. This is an unsecured note that carries an annual interest rate of approximately 5.54% with a total amount due for principal and interest during 2016 of 49,650.

The Company also entered into a note payable with a related party as of June, 2013, for the purchase of furniture and equipment in the amount of $112,241. This note has a 36 month term at a stated interest rate of 0.22%, due in monthly installments of $3,118. The balance on the note for the years ending December 31, 2015 and 2014, is $25,007 and $62,447, respectively. All above debt is due in 2016

GRADIENT SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
For the years ended December 31, 2015 and 2014
Schedule I

	2015	2014
NET CAPITAL:		
Total members' equity	$ 916,740	$ 900,638
Deduct:		
Nonallowable assets:		
Other assets	(431,544)	(547,217)
Net Capital	$ 485,196	$ 353,421
AGGREGATE INDEBTEDNESS	$ 486,165	$ 413,646
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	100.2%	117.0%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $50,000)	$ 50,000	$ 50,000
Excess net capital	$ 435,196	$ 303,421

No reconciliations deemed necesesary since no material differences were noted in the computation of net capital.

See the accompanying report of the independent registered public accounting firm.

GRADIENT SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
For the years ended December 31, 2015 and 2014
Schedule II

Gradient Securities, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

See the accompanying report of the independent registered public accounting firm.

GRADIENT SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
For the years ended December 31, 2015 and 2014
Schedule III

Gradient Securities, LLC is exempt from Rule 15c3-3 under Subparagraph (k)(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

See the accompanying report of the independent registered public accounting firm.



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
of Gradient Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 15c3-3(k)(2)(ii), in which (1) Gradient Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gradient Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Gradient Securities, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Gradient Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gradient Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 25, 2016

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

T 866 991 1539 F 651 379 8040 gradientsecurities.com

GRADIENT | SECURITIES, LLC

2/25/2016

Boulay PLLP
7500 Flying Cloud Dr, Ste 800
Minneapolis, MN 55344

RE Exemption Report claimed under Rule 15c3-3(k)(2)(ii)

Dear Boulay PLLP:

In connection with your engagement to perform review of Gradient Securities, LLC Exemption Report under Rule 15c3-3(k)(2)(ii) for the year ended December 31, 2015, which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934.

We confirm to the best knowledge and belief Gradient Securities, LLC has met the exemption provision of Rule 15c3-3(k)(2)(ii) without exception throughout for the year ended December 31, 2015. The Company is exempt from Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Company promptly transmits all funds. Accordingly the Company is not required to maintain "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all information that we believe is relevant to determine that we have met the exemption provision of Rule 15c3-3(k)(2)(ii).

We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to December 31, 2015, that Gradient Securities, LLC would not have met the exemption provisions of Rule 15c3-3(k)(2)(ii).

Your report is intended solely for the information and use of Gradient Securities, LLC and the Securities and Exchange Commission and Financial Industry Regulatory Authority Inc. and is not intended to be and should not be used by anyone other than those specified parties.



Mr. Nicholas Stovall, FINOP


BOULAY

February 25, 2016

To the Board of Governors
Gradient Securities, LLC

We have audited the financial statements and supplementary information of Gradient Securities, LLC as of and for the year ended December 31, 2015, and have issued our report thereon dated February 25, 2016. Professional standards require that we provide you with information about our responsibilities under standards of the Public Company Accounting Oversight Board, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated December 15, 2015. Professional standards also require that we communicate to you the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated December 15, 2015, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested.

Our audit will include obtaining an understanding of the entity and its environment, including internal control, sufficient to assess the risks of material misstatement of the financial statements and to design the nature, timing, and extent of further audit procedures. Material misstatements may result from (1) errors, (2) fraudulent financial reporting, (3) misappropriation of assets, or (4) violations of laws or governmental regulations that are attributable to the entity or to acts by management or employees acting on behalf of the entity. We will generally communicate our significant findings at the conclusion of the audit. However, some matters could be communicated sooner, particularly if significant difficulties are encountered during the audit where assistance is needed to overcome the difficulties or if the difficulties may lead to a modified opinion. We will also communicate any internal control related matters that are required to be communicated under professional standards.

Significant Audit Findings

Qualitative Aspects of Accounting Practices
Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Gradient Securities, LLC are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2015. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no estimates used in the preparation of the financial statements that were particularly sensitive.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was the disclosure of the net capital requirements under Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) in Note 3 to the financial statements.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit
We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements
Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management.

During our audit, we noted that commission receivable and revenue is understated by approximately $23,000 and the correlating commission payable and expense is understated by approximately $19,000 for the year ended December 31, 2015.

During our audit, we noted that prepaid expenses is overstated by approximately $8,000 and the correlating expense is understated by approximately $8,000 for the year ended December 31, 2015.

Management has determined that the aggregate $4,000 effect of these misstatements is immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Disagreements with Management
For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations
We have requested certain representations from management that are included in the management representation letter dated February 25, 2016.

Management Consultations with Other Independent Accountants
In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues
We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Supplementary Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedules I, II, and III that accompany the financial statements. We subjected that supplementary information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplementary information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Governors, and management of Gradient Securities, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,


Boulay PLLP

Boulay PLLP


BOULAY

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Governors
Gradient Securities, LLC
Arden Hills, Minnesota

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Gradient Securities, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with these requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, including monthly internal comparative income statements, for the year ending December 31, 2015, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of income and expense, including monthly internal comparative income statements, for the year ended December 31, 2015, supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 25, 2016